[Letterhead of Carlton Fields, P.A.]

March 10, 2011

VIA EDGAR AND FEDERAL EXPRESS

Russell Mancuso, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Re: Imaging Diagnostic Systems, Inc.
     Registration Statement on Form S-1
     Amended February 1, 2010
     File No.  333-171327

Dear Mr. Mancuso:

In connection with the filing of the above-captioned Registration Statement on Form S-1 on behalf of Imaging Diagnostic Systems, Inc. (“IDSI” or the “Company”), we are responding to your comments set forth in your letter dated February 10, 2011, to Linda B. Grable, Chief Executive Officer of the Company.  This letter has also been filed with the Commission as correspondence via EDGAR earlier today.

Registration Fee Table

1.	Tell us the authority on which you rely to adjust the amount of the fee previously paid. Note the last sentence of Rule 457(b).

The Company understands that no part of a filing fee is refundable and agrees to change the Amount of Registration Fee to the initial amount paid of $107.54 and change the footnote reference to (5).  The Proposed Maximum Offering Price Per Share and the Proposed Maximum Offering Price will be marked to market pursuant to the guidance provided in Rule 457(c), which states that where securities are to be offered at prices computed upon the basis of fluctuating market prices, the registration fee is to be calculated based on the average of the bid and asked price for over the counter securities as of a specified date within 5 business days prior to the date of filing.  The Company usually marks to market and re-calculates the day before it files.  In the event the price is higher than $0.0425 on the day IDSI marks to market, it will increase the Amount of Registration Fee accordingly and pay the additional fee due upon filing using the fee offset provision in EDGAR.

Use of Proceeds, page 20

2.
We note your revised disclosure on page 20 detailing the expected use of the proceeds to be generated from this offering.  Please clarify the “clinical and regulatory expenses” for which you plan to spend $100,000 of the proceeds from this offering given your statement on page 32 that the costs associated with a 510(k) application are approximately $62,000 and your response to prior comment 3 that sales of stock under your equity line agreement with Southridge during 2010 provided you with the funds used “in paying the 510(k) costs.”

Russell Mancuso, Branch Chief
March 10, 2011

The costs associated with the clinical and regulatory expenses of $100,000 are an estimate for future services to be provided by IDSI’s regulatory consultants and FDA counsel and are not solely related to the 510(k) application and review process.  These other costs include Underwriters Laboratories (“UL”) surveillance audits and periodic inspections and potential expenses involved in obtaining regulatory clearances or registrations in other countries.

Description of Business, page 25

Overview, page 25

3.	With respect to your response to prior comment 2:
•
Please file the consent of the consultant from whom you disclose that you learned that you “could alternatively submit a 510(k) application instead of a PMA application…”  Also, with a view toward disclosure, please tell us specifically the date on which the consultant provided you this advice and why you believe you had no obligation to disclose this information previously.

•	Reconcile your disclosure on pages 16 and 31 that you believe there exists a substantial equivalent to your product that allows you to meet the requirements of a 510(k) submission with:

i.	Your disclosure on page 26 that the FDA had previously determined that there was no predicate device and accordingly classified your product Class III medical device; and
ii.	Your disclosure on page 31 that “Manufacturers of Class III devices must apply to the FDA for pre-marketing approval (“PMA”) before marketing can begin.”

•	Clarify what you mean by the “recent regulatory changes with the FDA agency” that you believe allow you to meet the requirements for a 510(k) submission. Specifically:

i.	Describe the changes to which you refer and tell us when those changes occurred;
ii.	Clarify whether those specific changes had the effect of permitting 510(k) applications for Class III medical devices; and
iii. Provide us citations to the specific regulations to which you refer in response to this comment.

•
Advise us of the basis for your conclusion discussed in the last paragraph on page 31 that your device “utilizes technology with low or moderate risk” such that a de novo 510(k) application would be appropriate in the event your “traditional” 510(k) application is rejected, as disclosed on page 32.  In this regard, we note your disclosure on page 31 describing Class III medical devices as “devices for which the FDA has insufficient information to conclude that either general controls or special controls would be sufficient to assure safety and effectiveness…”  Additionally:

Russell Mancuso, Branch Chief
March 10, 2011

i.	Tell us why you have not previously submitted a de novo application;
ii.	Tell us why you chose to submit a “traditional” 510(k) application instead of a de novo application; and
iii. Describe the procedural and substantive differences in the process between “traditional” and “de novo” 510(k) applications.

•	Tell us whether you previously pursued 510(k) clearance, and the results of any such efforts.

The Company will respond to your points in order:

•
The Company had ongoing discussions with its FDA regulatory consultants regarding the FDA process and whether to proceed with a PMA application or a 510(k) application.  In light of the new traditional 510(k) marketing clearances of comparable medical devices and the implementation of the 510(k) de novo process, management made the decision, based on its review of the regulations, information provided by the consultants and other factors, to proceed with filing a traditional 510(k) application following the guidelines of the FDA 510(k) submission process.  The Company did not receive any opinion which would require disclosure under Rule 436.

A 510(k) traditional application must be filed first, then denied by the FDA, before a company is able to submit a 510(k) de novo application.

•	The Company will revise its disclosure in Amendment No. 2 consistent with the following:

A premarket approval (PMA) is the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices. Class III devices are those that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potentially unreasonable risk of illness or injury.  Due to the level of risk associated with Class III devices, the FDA has determined that general and special controls alone are insufficient to assure the safety and effectiveness of Class III devices.  Therefore, these devices require a PMA application in order to obtain marketing clearance.

The FDA automatically classifies new technologies in Class III when limited safety information is available and no predicate device is available.  It allows for multiple clinical studies to be pursued to gather the necessary data to obtain safety and clinical information to be used for future FDA submissions.  At the time the Company was developing the CTLM® system and was considering marketing clearance there was not enough data on laser based technologies nor were there approved other new medical devices dedicated to breast imaging other than the traditional x-ray technology.  As a result, the FDA recommended that the Company seek a PMA application.  However, through the years, new MRI and other dedicated breast imaging systems gained 510(k) marketing clearance, and in 2009 the 510(k) de novo process was added to the traditional 510(k) process, thus enabling new technologies with low to moderate risk an opportunity to seek FDA marketing clearance through this simpler process.  In addition, laser safety data and clinical safety and efficacy data were obtained through the Company's series of clinical trials to support an FDA application through the traditional 510(k) process.  The Company believes its CTLM® system is of low to moderate risk due to the series of technical studies conducted

Russell Mancuso, Branch Chief
March 10, 2011

as well as the series of clinical studies the Company was engaged in which led the FDA to determine in 2004 that IDSI’s clinical studies were a Non Significant Risk (NSR) device study.

•
See the responses to the second bullet above and the fourth bullet below.  The effect of the regulatory changes and the more flexible treatment of 510(k) applications for comparable devices as described above and below is that low to moderate risk devices which were formerly placed in Class III, including the CTLM®, IDSI believes, became eligible for marketing clearance under the traditional or de novo 510(k) process.  See 21 U.S.C. § 360c(f)(2) and FDA Office of Device Evaluation, New Section 513(f)(2) Evaluation of Automatic Class III Designation, Guidance for Industry CDRH Staff issued February 19, 1998, last updated November 12, 2009.

•
A 510(k) application is a premarket submission made to the FDA to demonstrate that the device to be marketed is at least as safe and effective as, that is, substantially equivalent to, a legally marketed device that is not subject to PMA.  Submitters must compare their device to one or more similar legally marketed devices and make and support their substantial equivalency claims.  A legally marketed device is a device that was legally marketed prior to May 28, 1976 for which a PMA is not required, or a device which has been reclassified from Class III to Class II or I, or a device which has been found to be substantially equivalent through the 510(k) process.  The legally marketed device(s) to which equivalence is drawn is commonly known as the "predicate" device.

To submit a traditional 510(k) application, a company must meet the following guidelines:

To demonstrate substantial equivalence to another legally U.S. marketed device, the 510(K) applicant must demonstrate that the new device, in comparison to the predicate:

•	has the same intended use as the predicate; and
•	has the same technological characteristics as the predicate; or

•	has the same intended use as the predicate; and
•	has different technological characteristics when compared to the predicate, and
o	does not raise new questions of safety and effectiveness; and
o	demonstrates that the device is at least as safe and effective as the legally marketed device.

The Food and Drug Administration added the 510 (k) "de novo" classification option in 2009 as an alternate pathway to classify certain new devices that had automatically been placed in Class III due to lack of a predicate. The de novo classification process was created to provide a mechanism for the classification of certain lower-risk devices for which there is no predicate, but which otherwise would fall into Class III.  The de novo process is most applicable when the risks of a device are well-understood and appropriate special controls can be established to mitigate those risks.

The de novo process applies to low and moderate risk devices that have been classified as Class III because they were found not substantially equivalent (NSE) to existing devices. Applicants who receive this determination may request a risk-based evaluation for reclassification into Class I or II. Devices that receive this reclassification are considered to be approved through the de novo process.

Russell Mancuso, Branch Chief
March 10, 2011

IDSI believes that, due to the low / moderate risk of the CTLM®, as reflected by the FDA’s NSR finding in 2004, in the event that its traditional 510(K) application is not approved, it should qualify for marketing clearance under the 510(K) de novo process.  Under the FDA regulations, a de novo 510(K) application may be filed only if a traditional 510(K) application is denied, and the de novo filing must be made within 30 days after the denial.

•	The Company has never pursued 510(k) marketing clearance before the process which led to the November 2010 filing.

4.
Substantially revise your response to prior comment 3 to provide us with the location of the specific statements of guidance regarding when you would file your application with the FDA and the reason you were not able to achieve that goal, instead of referring us to a discussion of the regulatory status of your product contained in each of the filings listed in the table.  For instance, the table indicates that filings keyed with the letter “H” contained statements disclosing that you were working with a FDA regulatory consultant to determine whether you were eligible to file a 510(k) application instead of a PMA application; however, no such disclosure appears to have been made anywhere in these filings and the disclosures you referenced discuss your intended PMA submission.  With respect to the filings keyed with the letter “I” which is specific to a 510(k) application, there does not appear to have been any reference in those filings specifying that the submission “in the process of preparation, documentation and review” would be a 510(k) application instead of a PMA application.  Similarly, we note your statement on page 4 of your Form S-1 filed on October 28, 2008 that you anticipated filing your PMA application in December 2008; however, your table only indicates that the disclosure contained references to information in keys “E” and “F” and does not contain any reference to the specific guidance disclosed in this filing about the timing of your submission.  Please ensure that your revised table references what you specifically disclosed regarding when you would file the PMA application in each of the filings.

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
10/23/08	October 23, 2008 PRE 14A	CEO Letter to Shareholders Pg. 2 & 3
On pg 2, 3rd paragraph, the disclosure states, “In August 2008 secured a $800,000 convertible debenture facility to raise funds required for the clinical collection of the PMA data and the submission of the PMA application.” On pg. 3, 2nd paragraph, the disclosure states, “Our number one priority is the submission of our PMA application to the FDA which we expect to occur in December 2008.  We have outsourced additional experts as needed to expedite this process.  A temporary halt has been placed on new projects and all efforts are directed to the PMA filing and international sales.”
				N/A	E

10/28/08	S-1 Registration Statement	The Company Pg. 4, Clinical Development History Pg. 5 & Property & Equipment Pg. 69
On pg. 4, 1st paragraph, the disclosure states, “We plan on submitting our PMA application to the FDA in December 2008.”  On pg. 5, 1st paragraph, the disclosure states, “As of September 2008, 10 clinical sites are participating in the clinical trials and we are on schedule to complete the data collection and submit the PMA application in its entirety to the FDA in December 2008.”  On pg. 69, Note (7), the disclosure states, “…CTLM® systems continue to be used as clinical systems associated with the data collection phase for our PMA application with the FDA which we plan to submit to the FDA in December 2008.
				N/A	E, F

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
10/30/08	October 30, 2008 PRE 14A	CEO Letter to Shareholders Pg. 2
On pg 2, 3rd paragraph, the disclosure states, “In August 2008 secured a $800,000 convertible debenture facility to raise funds required for the clinical collection of the PMA data and the submission of the PMA application.” On pg. 3, 2nd paragraph, the disclosure states, “Our number one priority is the submission of our PMA application to the FDA which we expect to occur in December 2008.  We have outsourced additional experts as needed to expedite this process.  A temporary halt has been placed on new projects and all efforts are directed to the PMA filing and international sales.”
				N/A	E, F

11/12/08	September 30, 2008 10-Q	Clinical Development History Pg. 21
On pg. 21, 5th paragraph, the disclosure states, “As of November 2008, 10 clinical sites are participating in the clinical trials and we believe we are on schedule to complete the data collection and submit the PMA application in its entirety in December 2008.
				N/A	E, F

11/12/08	424B1 Prospectus	The Company Pg. 4, Clinical Development History Pg. 5 & Property & Equipment Pg. 69
On pg. 4, 1st paragraph, the disclosure states, “We plan on submitting our PMA application to the FDA in December 2008.”  On pg. 5, 1st paragraph, the disclosure states, “As of September 2008, 10 clinical sites are participating in the clinical trials and we are on schedule to complete the data collection and submit the PMA application in its entirety to the FDA in December 2008.”  On pg. 69, Note (7), the disclosure states, “…CTLM® systems continue to be used as clinical systems associated with the data collection phase for our PMA application with the FDA which we plan to submit to the FDA in December 2008.”
				N/A	E, F

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
11/13/08	Nov. 13, 2008 DEF 14A	CEO Letter to Shareholders Pg. 2
On pg 2, 3rd paragraph, the disclosure states, “In August 2008 secured a $800,000 convertible debenture facility to raise funds required for the clinical collection of the PMA data and the submission of the PMA application.” On pg. 3, 2nd paragraph, the disclosure states, “Our number one priority is the submission of our PMA application to the FDA which we expect to occur in December 2008.  We have outsourced additional experts as needed to expedite this process.  A temporary halt has been placed on new projects and all efforts are directed to the PMA filing and international sales.”
				N/A	E, F

12/30/08	S-1 Registration Statement	The Company Pg. 4, Clinical Development History Pg. 5
On pg. 4, 1st paragraph, the disclosure states, “We had planned on submitting our PMA application to the FDA in December 2008; however, due to unforeseen delays in data collection, our expected filing date has been pushed out into the first quarter of 2009.  On pg. 5, 2nd paragraph, the disclosure states, “As of December 2008, 10 clinical sites have participated in the clinical trials and we are concluding the data collection and plan to submit the PMA application in its entirety to the FDA in the first quarter of 2009.”
				Yes	E, F

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
1/8/09	S-1 Registration Statement	The Company Pg. 4, Clinical Development History Pg. 5
On pg. 4, 1st paragraph, the disclosure states, “We had planned on submitting our PMA application to the FDA in December 2008; however, due to unforeseen delays in data collection, our expected filing date has been pushed out into the first quarter of 2009.  On pg. 5, 2nd paragraph, the disclosure states, “As of December 2008, 10 clinical sites have participated in the clinical trials and we are concluding the data collection and plan to submit the PMA application in its entirety to the FDA in the first quarter of 2009.”
				Yes	E, F

2/2/09	PRE AM #1 to S-1	The Company Pg. 4, CTLM® Development History Pg. 11
On pg. 4, 3rd paragraph, the disclosure states, “We had planned on submitting our PMA application to the FDA in December 2008; however, due to unforeseen delays in data collection, our expected filing date has been pushed out into the second quarter of 2009.  On pg 11, 1st paragraph, the disclosure states, “As of December 2008, 10 clinical sites have participated in the clinical trials and we are concluding the data collection and plan to submit the PMA application in its entirety to the FDA in the second quarter of 2009.”  On pg. 11, 2nd  paragraph, the disclosure states, “Additional financing may be required before and after the filing of the PMA application, which we expect to occur in the second quarter of 2009.”
				Yes	E, F

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
2/2/09	PRE AM #1 to S-1	The Company Pg. 4, CTLM® Development History Pg. 10
On pg. 4, 3rd paragraph, the disclosure states, “We had planned on submitting our PMA application to the FDA in December 2008; however, due to unforeseen delays in data collection, our expected filing date has been pushed out into the second quarter of 2009.  On pg 10, 4th paragraph, the disclosure states, “As of December 2008, 10 clinical sites have participated in the clinical trials and we are concluding the data collection and plan to submit the PMA application in its entirety to the FDA in the second quarter of 2009.”  On pg. 10, 5th paragraph, the disclosure states, “Additional financing may be required before and after the filing of the PMA application, which we expect to occur in the second quarter of 2009.”
				Yes	E, F

2/9/09	December 31, 2008 10-Q	CTLM® Development History Pg. 23
On pg. 23, 5th paragraph, the disclosure states, “As of February 2009, 10 clinical sites are participating in the clinical trials and we believe we are on schedule to complete the data collection and submit the PMA application in its entirety during the quarter ending June 30, 2009.
				N/A	E, F

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
2/20/09	PRE AM #2 to S-1	The Company Pg. 4, CTLM® Development History Pg. 29
On pg. 4, 3rd paragraph, the disclosure states, “We had planned on submitting our PMA application to the FDA in December 2008; however, due to unforeseen delays in data collection, our expected filing date has been pushed out into the second quarter of 2009.  On pg 29, 4th paragraph, the disclosure states, “As of December 2008, 10 clinical sites have participated in the clinical trials and we are concluding the data collection and plan to submit the PMA application in its entirety to the FDA in the second quarter of 2009.”  On pg. 29, 5th paragraph, the disclosure states, “Additional financing may be required before and after the filing of the PMA application, which we expect to occur in the second quarter of 2009.”
				Yes	F, G

2/26/09	PRE AM #3 to S-1	The Company Pg. 4, CTLM® Development History Pg. 29
On pg. 4, 3rd paragraph, the disclosure states, “We had planned on submitting our PMA application to the FDA in December 2008; however, due to unforeseen delays in data collection, our expected filing date has been pushed out into the second quarter of 2009.  On pg 29, 4th paragraph, the disclosure states, “As of December 2008, 10 clinical sites have participated in the clinical trials and we are concluding the data collection and plan to submit the PMA application in its entirety to the FDA in the second quarter of 2009.”  On pg. 29, 5th paragraph, the disclosure states, “Additional financing may be required before and after the filing of the PMA application, which we expect to occur in the second quarter of 2009.”
				Yes	F, G

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
3/10/09	424B1 Prospectus	The Company Pg. 4, CTLM® Development History Pg. 29
On pg. 4, 3rd paragraph, the disclosure states, “We had planned on submitting our PMA application to the FDA in December 2008; however, due to unforeseen delays in data collection, our expected filing date has been pushed out into the second quarter of 2009.  On pg 29, 4th paragraph, the disclosure states, “As of December 2008, 10 clinical sites have participated in the clinical trials and we are concluding the data collection and plan to submit the PMA application in its entirety to the FDA in the second quarter of 2009.”  On pg. 29, 5th paragraph, the disclosure states, “Additional financing may be required before and after the filing of the PMA application, which we expect to occur in the second quarter of 2009.”
				Yes	F, G

5/11/09	March 31, 2009 10-Q	CTLM® Development History Pg. 23
On pg. 23, 1st paragraph, the disclosure states, “While we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed in 2009, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				No specific disclosure.	G

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
5/13/09	POS AM #1 to S-1/A3	The Company Pg. 4, CTLM® Development History Pg. 28
On pg 4, 3rd paragraph and on pg 28, 4th paragraph, the disclosure states, “We had originally planned on submitting our PMA application to the FDA in December 2008; however, while we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed in 2009, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				No specific disclosure.	G

5/19/09	424B1 Prospectus	The Company Pg. 4, CTLM® Development History Pg. 28
On pg 4, 3rd paragraph and on pg 28, 4th paragraph, the disclosure states, “We had originally planned on submitting our PMA application to the FDA in December 2008; however, while we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed in 2009, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				No specific disclosure.	G

6/1/09	S-1 Registration Statement	The Company Pg. 4, CTLM® Development History Pg. 28
On pg 4, 3rd paragraph and on pg 28, 4th paragraph, the disclosure states, “We had originally planned on submitting our PMA application to the FDA in December 2008; however, while we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed in 2009, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				No specific disclosure.	G

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
6/25/09	PRE AM #1 to S-1	The Company Pg. 4, CTLM® Development History Pg. 28
On pg 4, 3rd paragraph and on pg 28, 4th paragraph, the disclosure states, “We had originally planned on submitting our PMA application to the FDA in December 2008; however, while we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed in 2009, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				No specific disclosure.	G

7/1/09	424B1 Prospectus	The Company Pg. 4, CTLM® Development History Pg. 28
On pg 4, 3rd paragraph and on pg 28, 4th paragraph, the disclosure states, “We had originally planned on submitting our PMA application to the FDA in December 2008; however, while we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed in 2009, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				No specific disclosure.	G

10/13/09	June 30, 2009 10-K	Overview Pg. 3, CTLM® Development History Pg. 9 & Liquidity Pg. 46
On pg. 3, 3rd paragraph and on pg 9, 1st paragraph, the disclosure states, “We had originally planned on submitting our PMA application to the FDA in December 2008; however, due to delays caused by our lack of financing as well as technical and operational issues, we now anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed by March 2010.”
				Yes	G

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
11/20/09	September 30, 2009 10-Q	CTLM® Development History Pg. 22
On pg. 22, 3rd paragraph, the disclosure states, “While we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed by March 2010, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				N/A	G

12/9/09	S-1 Registration Statement	The Company Pg. 4, CTLM® Development History Pg. 28 & Liquidity Pg. 52
On pg. 4, 3rd paragraph and on pg. 28, 4th paragraph, the disclosure states, “We had originally planned on submitting our PMA application to the FDA in December 2008; however, while we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed by April 2010, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				No specific disclosure.	G

1/12/10	S-1 Registration Statement	The Company Pg. 4, CTLM® Development History Pg. 28 & Liquidity Pg. 52
On pg. 4, 3rd paragraph and on pg. 28, 4th paragraph, the disclosure states, “We had originally planned on submitting our PMA application to the FDA in December 2008; however, while we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed by April 2010, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				No specific disclosure.	G

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
2/16/10	December 31, 2009 10-Q	CTLM® Development History Pg. 24
On pg. 24, 3rd paragraph, the disclosure states, “While we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed in 2009, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				No (typo in date)	G, H

2/22/10	PRE AM #1 to S-1	The Company Pg. 4, CTLM® Development History Pg. 28 & Liquidity Pg. 52
On pg. 4, 3rd paragraph and on pg. 28, 4th paragraph, the disclosure states, “We had originally planned on submitting our PMA application to the FDA in December 2008; however, while we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed by April 2010, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				No specific disclosure.	G, H

2/25/10	424B1 Prospectus	The Company Pg. 4, CTLM® Development History Pg. 28 & Liquidity Pg. 52
On pg. 4, 3rd paragraph and on pg. 28, 4th paragraph, the disclosure states, “We had originally planned on submitting our PMA application to the FDA in December 2008; however, while we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed by April 2010, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities."
				No specific disclosure.	G, H

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
5/17/10	March 31, 2010 10-Q	CTLM® Development History Pg. 24
On pg. 24, 3rd paragraph, the disclosure states, “While we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed in 2009, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				No (typo in date)	G, H

5/24/10	POS AM #1 to S-1/A1	The Company Pg. 4, CTLM® Development History Pg. 28 & Liquidity Pg. 54
On pg. 4, 3rd paragraph and on pg. 28, 4th paragraph, the disclosure states, “We had originally planned on submitting our PMA application to the FDA in December 2008; however, while we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed by July 2010, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				No specific disclosure.	G, H

5/27/10	424B1 Prospectus	The Company Pg. 4, CTLM® Development History Pg. 28 & Liquidity Pg. 54
On pg. 4, 3rd paragraph and on pg. 28, 4th paragraph, the disclosure states, “We had originally planned on submitting our PMA application to the FDA in December 2008; however, while we anticipate that the remaining PMA process consisting of the reading phase, the statistical tabulation phase and submission of the application to the FDA should be completed by July 2010, these milestones cannot be met unless we obtain sufficient financing through the sale of equity or debt securities.”
				No specific disclosure.	G, H

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
10/13/10	June 30, 2010 10-K	Overview Pg. 3, Govt. & Regulation Pg. 7 and Clinical Development History Pg. 9
On pg 3, 2nd paragraph, the disclosure states, “We have completed a draft of our application to obtain FDA marketing clearance and have engaged counsel to assist us in the preparation and review of our application.  We believe that this application will be filed with the FDA by the end of December 2010.”  On pg 3, 4th paragraph, the disclosure states, “We had originally planned on submitting our application to the FDA in December 2008; however, due to delays caused by our lack of financing as well as technical and operational issues, we anticipate that the remaining process consisting of the preparation, documentation and review of the application by outside counsel will be completed and filed by the end of December 2010.”
				Yes	I

10/21/10	POS AM #2 to S-1/A1	The Company Pg. 4, Description of Business Pg. 26, Govt. Regulation Pg. 29 and CTLM® Development History Pg. 31
On pg. 4, 2nd paragraph, pg. 26 2nd paragraph, pg. 29 4th paragraph and pg. 31 7th paragraph, the disclosure states, “We have completed a draft of our application to obtain FDA marketing clearance and have engaged counsel to assist us in the preparation and review of our application.  We believe that this application will be filed with the FDA by the end of December 2010”.
				Yes	I

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
11/15/10	September 30, 2010 10-Q	Overview Pg. 16 and CTLM® Development History Pg. 27
On pg. 16, 2nd paragraph, the disclosure states, “We had originally planned on submitting our application to the FDA in December 2008; however, due to delays caused by our lack of financing as well as technical and operational issues, we anticipate that the remaining process consisting of the preparation, documentation and review of the application by outside counsel will be completed and filed by the end of December 2010.”  On pg. 27, 7th paragraph, the disclosure states, “we have completed a draft of our application to obtain FDA marketing clearance and have engaged counsel to assist us in the preparation and review of our application.  We believe that this application will be filed with the FDA by the end of December 2010.”
				Yes	I

11/18/10	POS AM #3 to S-1/A1	The Company Pg. 4, Description of Business Pg. 25, Govt. Regulation Pg. 29 and CTLM® Development History Pg. 31
On pg. 4, 2nd paragraph, pg. 25 2nd paragraph, pg. 29 4th paragraph and pg. 31 7th paragraph, the disclosure states, “We have completed a draft of our application to obtain FDA marketing clearance and have engaged counsel to assist us in the preparation and review of our application.  We believe that this application will be filed with the FDA by the end of December 2010”.
				Yes	I

11/23/10	8-K	510(k) Submitted	On November 22, 2010, we submitted a Premarket Notification 510(k) to the FDA	Yes	N/A

12/2/10	POS AM #4 to S-1/A1	510(k) Submitted
On pg. 4, 3rd and 5th paragraph; on pg. 25, 3rd and 5th paragraph; on pg. 29 5th paragraph; and on 31, 8th paragraph, the disclosure states, “On November 22, 2010, we submitted a Premarket Notification 510(k) to the FDA.
				Yes	N/A

Russell Mancuso, Branch Chief
March 10, 2011

Did IDSI
Disclose Why
It Missed
Date	Filing	Section/Page	Statement of Guidance	Goal?	Key
12/21/10	S-1 Registration Statement	510(k) Submitted
On pg. 4, 3rd and 5th paragraph; on pg. 25, 3rd and 5th paragraph; on pg. 29 5th paragraph; and on 31, 8th paragraph, the disclosure states, “On November 22, 2010, we submitted a Premarket Notification 510(k) to the FDA.
				Yes	N/A

Key for Table:
A)    Designing the clinical protocol to begin the PMA clinical study.

B)     Initiating contacts with potential qualified clinical sites for our clinical study.  The delays are due to obtaining the necessary approvals of the Institutional Review Boards (“IRB”) within the hospital and imaging centers, which is a regulatory requirement.

C)     Low patient volume due to the inclusion criteria of the clinical protocol.

D)     In the data collection phase of the clinical study to meet the number of cases required to submit the PMA application in its entirety.

E)     The data collection phase of the clinical study was extended due to the lack of cancer cases required for the statistical analysis.

F)     The research and development team finalized the improvements regarding the reconstruction algorithm by enhancing the CTLM® images by reducing the number of artifacts which would enable the physician to interpret the images easier.

G)     IDSI did not have sufficient financing to support the clinical sites, initiate the reading phase, the statistical analysis study and the submission of the PMA application to the FDA.

H)    Working with FDA regulatory consultant to determine whether IDSI was eligible to file a 510(k) application instead of a PMA application.

I)      In the process of preparation, documentation and review of the 510(k) application by FDA regulatory consultant.

5.
If the revised table that you provide in response to the comment above indicates that you have revised your disclosed projections regarding the timing of your FDA application, please include in appropriate sections of your prospectus disclosure clearly explaining the nature, frequency, and duration of these revisions.  Refer to the guidance in Regulation S-K Item 10(b)(3)(ii).  In circumstances where you disclosed that you would have sufficient financing but then determined that you did not have sufficient financing, ensure that your disclosure explains clearly why the financing proved to be inadequate; for example, currently page 9 of your document includes apparently contradictory disclosure that you previously thought you had sufficient financing to complete the FDA approval process but were delayed due to lack of financing.

Russell Mancuso, Branch Chief
March 10, 2011

The Company will modify its disclosure in Amendment No. 2 clearly explaining the nature, frequency and duration of the revisions made in the timing of the FDA application.

The Company believed that its Private Equity Credit Agreements were going to provide substantially all of the financing needed by the Company for its operations and the costs associated with the filing of its FDA application for marketing clearance.  Unfortunately, the continued sale of stock through its Private Equity Credit Agreements caused dilution, a decline in the stock price, and the depletion of its available authorized shares.  These facts were disclosed in the Company’s risk factors in each prospectus filed in connection with the Registration Statements for the Private Equity Credit Agreements.

6.
We note your disclosure regarding substantial equivalence.  With a view toward clarified disclosure, please tell us where you disclose the scope and duration of the patents that you mention on page 15.  Also, tell us where you disclose the material terms, including termination provisions, of the patent license agreements; tell us which exhibit represents those agreements.  Please tell us the date on which your material patent expires on the technology that you disclose you have been seeking to develop.

The Company provided a comprehensive disclosure of its patent portfolio in its Form 10-K for the fiscal year ending June 30, 2010, which was filed on October 13, 2010.  The disclosure may be found in Part I, Item 1-Our Business, Patents and Patent Licensing Agreement.  The Company will add specific disclosure to its Pre-Effective Amendment no. 2 to Form S-1 and include the Patent Licensing Agreement section in the Risk Factor titled, “We depend on third-party licensing agreements for patents and software without which our operations may be curtailed.”  The disclosure will include the expiration date of the Patent License Agreement of December 2, 2014.

The Patent Licensing Agreement was filed as Exhibit 10.2 to Form S-2 on July 21, 1998.  To make the Patent Licensing Agreement more accessible on EDGAR, the Company will re-file the exhibit with Amendment no 2.  As the original exhibit was filed in text, readers do not have the benefit of the hot links provided by HTML to find an area of interest.

In addition to the Exclusive Patent License Agreement, the Company has obtained 19 additional U.S. patents and 17 international patents over the last 12 years, which extends the protection of the technology.  The Company has 3 U.S. patents and 2 international patents pending.  To further protect its technology, the reconstruction algorithms and operating software are proprietary trade secrets and as such, have no patents filed.

United States Government Regulation, page 31

7.
With a view toward clarified disclosure, please tell us whether you believe that the 90-day and 180-day periods that you disclose represent the typical amount of time for the review process to be completed.

While the FDA provides standard guidelines regarding their review time for either a PMA (180 FDA days) or 510(k) application (90 FDA days), these may not represent a typical amount of time for the review process to be completed because the FDA may request additional information during the review process.  The time for review can extend beyond the 180 or 90 days if the FDA requests additional information.  In this event, the review process (and the counting of days) will be placed on hold until the information requested is received by the FDA at which time the review process will resume.

Russell Mancuso, Branch Chief
March 10, 2011

Development History, page 33

8.	Please disclose the reasons for the “new inclusion criteria.”

The inclusion criteria was modified because the Company believed that it would be more successful in proving its hypothesis of the CTLM® system’s intended use and have the most success at obtaining marketing clearance from the FDA.  IDSI will provide this disclosure in Amendment No. 2.

Global Commercialization Update, page 36

9.
We note your disclosure added in response to prior comment 4.  For each jurisdiction in which your product is marketed or sold without required regulatory approval, please disclose the penalties to which you could be subject by that jurisdiction.

The Company will expand its disclosure to state that it never has shipped nor would it ever ship a CTLM® system to any country without first obtaining the necessary regulatory approvals or product registration.  Any medical device that is shipped into a country without approval or registration would be quarantined in customs and the shipper would be advised that the device would be sent back to them.  There are no penalties because the device could not clear customs in any country without approval or registration.

Legal Proceedings, page 40

10.	Please file the consent of counsel whose opinions you disclose.

The Company will revise its disclosure of the legal proceeding on page 40 so that it is clear that it is not relying on counsel’s expert opinion and therefore is not obligated to obtain his consent pursuant to Rule 436.

Exhibit 5.1

11.
Refer to fourth paragraph of this exhibit.  The opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) should not assume any of the material facts underlying the opinion of facts that are readily ascertainable, nor may it assume conclusions of law that are a necessary requirement of the ultimate opinion given.  Please file a revised opinion accordingly.

A revised opinion will be filed as requested.

12.	With respect to the penultimate paragraph of the opinion:
•	Given the date limitation, please provide an opinion that is dated as of the date that your registration statement becomes effective.
•	The opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) may not include a limitation on reliance. Please file a revised opinion accordingly.

A revised opinion will be filed as requested.

Russell Mancuso, Branch Chief
March 10, 2011

13.	The caption mentioned in the last paragraph of this exhibit does not exist in your prospectus. Please file a revised exhibit accordingly.

A revised exhibit will be filed as requested.

The Company will file a Pre-Effective Amendment to our S-1 Registration Statement to provide the disclosure requested in the comment letter.

Should you have any further questions or comments in regard to this letter or require any further information, please feel free to call me at (305) 530-4026.

Sincerely,

/s/ Robert B. Macaulay

Robert B. Macaulay